PCSEdventures!                                  345 Bobwhite Ct. Suite 200
                                                Boise, ID 83706
                                                (800)429-3110 * (208)343-3110
                                                http://www.edventures.com
                                                OTCBB:PCSV

                         August 16, 2006

United States Securities and Exchange Commission    Via Facsimile Transmission
Attn: Larry Spiegel
Mail Stop 3720
Washington, DC 20549

     Re:  PCS Edventures!.com, Inc.
          Preliminary Schedule 14A
          File No. 0-49990
          Filed June 14, 2006

Dear Mr. Spiegel:

     Pursuant to the letter dated July 11, 2006, we present herein our responses. Enclosed are redline pages of the Preliminary Schedule 14A showing changes made therein.

     1. Paragraphs from (original) pages 17 and 26 were moved to page 2 of the Schedule 14A as shown by the redline attached pages. The voting procedures paragraphs were changed as outlined in #3 of "Other Changes" listed below.

Proposal No. 1 Election of Board of Directors, page 3
-----------------------------------------------------

     2. On redline page 12, we have amended the Executive Compensation table to include fiscal year 2004 as suggested.

     3. On redline page 13, we have amended the Executive Compensation section to include tables for Option/SAR Grants in Last Fiscal Year and Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values per 402(c) and 402(d) of Regulation S-B and as suggested in the comment letter.

Proposal No. 3: Amendment to Increase the Number of Authorized Shares, page 17
------------------------------------------------------------------------------

     4. The Barron transaction contemplates issuance of both preferred stock and common stock into which either the note or the preferred stock (following conversion of the note to preferred) will be convertible. Accordingly, we do not believe that the preferred stock increase is attributable to the Barron financing while the common stock proposal is attributable to the LabMentors Acquisition.

          However, your comment has caused us to rethink the presentation of the charter amendment proposals. As now structured, we have separately disclosed, and on the proxy card seek separate approval of, (i) the proposal to increase the number of authorized shares of common stock (in order to meet all of the Company's commitments as reflected in the table on redline pages 20-21), (ii) the proposal to approve 5,000,000 shares of Series A preferred stock with the attributes specifically required by the Barron Partners agreement, and (iii) the proposal to increase the number of authorized shares of undesignated preferred stock coupled with blank check authorization of the Board to designate and issue such preferred shares without further shareholder approval. We believe this presentation more logically presents the relevant issues to the shareholders in conformity with your comment and the requirements of Rules 14a-4(a)(3) and (b)(1).

          As a result of this representation, the headings and proposal numbers have changed because we moved, added, and/or deleted certain paragraphs within the document.

     5. After reviewing Regulation S-X, Article 3, 210.3-05(b)(2) along with the comments presented in the SEC's letter, the Company feels as though the statements previously filed in the 8-K and Preliminary Proxy Statement were insufficient.

          Section 210.3-05(b)(2) of Regulation S-X states that "If any of the conditions exceeds 20 percent, but none exceed 40 percent, financial statements shall be furnished for at least the most recent fiscal year and any interim periods specified in 210.3-01 and 210.3-02." Section 2.10(1)(w) defines the conditions upon which to make such determination of a significant subsidiary as 1) comparison of total assets of the subsidiary compared to consolidated total assets, and 2) comparison of income(loss) from continuing operations all as of the most recent year end. Total assets and loss from continuing operations of LabMentors at the most recent year end compared to the consolidated totals, both exceed 20%, but were less than 40%. Thus the most recent fiscal year's (May 31, 2005) audited information and the interim period (September 30, 2005) were presented in the 8-K filed on February 15, 2006, which was attached as Exhibit B to the Preliminary Proxy Statement. In addition, this is in accordance with Regulation S-B 228.310(c)(3), since the Company files with the SEC as a small business issuer and follows the guidelines of Regulation S-B.

          Redline pages 21 and 68-80 show that the proforma financial statements have been removed, while the May 31, 2005 audited financial statements of LabMentors as filed with the SEC in the 8-K on December 9, 2005 have been inserted. As such, the financial statements presented for LabMentors are May 31, 2005, which is the most recent audited financial statements, and September 30, 2005, which is an interim period financial statement.

     6. The earnings objective tiers and estimated number of shares of PCS common stock to be issued to former LabMentors shareholders if those objectives are met have been added to the discussion of the LabMentors transaction. Note also the stock commitment table and accompanying note on the LabMentors transaction (on pages 20-21 of the revised preliminary Schedule 14A) which puts into perspective the relationship between the LabMentors transaction and the overall need for increase in authorized common stock.

     7.   Subsequent to submission of the initial draft of the preliminary
          Schedule 14A, one of the possible transactions was abandoned.   We
          have removed this transaction's information from our filing. Another transaction, with Education Enterprise Solutions, LLC
          (E2S), has progressed to the letter of intent stage. We have included a summary of the principal terms of this small asset purchase in the revised draft, and have included it in the stock commitment table and accompanying notes. See redline pages 17-18 and 21-24.

     8. To the discussion of each of the charter amendment proposals, we have added reference to potential consequences if the stockholders do not approve the proposed amendment, including the proposed increase in authorized common stock (Proposal No. 3, at redline pages 26-27) and the proposed designation of Series A preferred stock meeting the Barron Partners requirements (Proposal No. 4, at redline pages 31-33).

Proposal No. 5: Amendment to Permit the Board to Limit Waiver or Amendment, page 21
---------------------------------------------------------------------------

     9. Proposal No. 5 has been renumbered to Proposal No. 6 in the revised draft. This amendment is required by the Barron Partners agreement. Barron advises us that this language has been requested by the SEC in prior Barron transactions to assure that Barron cannot waive or cause amendment of the limitations, built into the convertible note, Series A preferred stock, and Class A and Class B warrants, which preclude Barron from exercising options, warrants or other rights to acquire PCS common stock resulting in holdings of 5% or more of PCS voting securities. Barron advises that this provision should not adversely affect any PCS shareholder, but only restricts Barron.

          We have added additional disclosures concerning this 5% limitation in the discussion of the Barron Partners transaction and Proposal No. 6 (see redline pages 19-34).

     10. We have attempted to address this comment in additional discussion of Proposal No. 6. See redline pages 19-34.

Proposal No. 6: Amendment to Authorize the Board to Designate and Issue, page
22
-----------------------------------------------------------------------------

     11. Proposal No. 6 has been combined with new Proposal No. 5 in the revised draft. See response to item #8. With particular reference to the proposal to grant blank check authority to the Board in connection with authorization of additional shares of preferred stock (now contained in Proposal No. 5), we have added disclosure concerning adverse consequences to existing shareholders, including possible liquidation preferences, conversion rights, redemption rights and dividend rights. We have also addressed the adverse consequences to the Company if the proposal is not approved. See redline pages 30-33.

Interest of Certain Persons in Matters to be Acted Upon, page 23
----------------------------------------------------------------

     12. The paragraph relating to Interest of Certain Persons has been amended to make reference to all matters presented by the Board for voting by the shareholders. This amendment was made as suggested and after review that no insider has any substantial interest, direct or indirect, by securing holdings or otherwise in the voting to take place upon the matters to be presented at the annual meeting.

Other Changes
-------------

     After filing the Company's 10-KSB after our fiscal year end audit, the Company reviewed its Preliminary Proxy Statement. During this review, it was noted that changes were to be made prior to filing the Definitive Proxy Statement. Also during this review, other modifications were determined necessary to either correct typographical or grammatical errors, and/or to present items more clearly. These include the following:

     1. The date of the meeting has now been changed to September 19, 2006 at 9:00 a.m. As such, the company By-laws required a change in the record date. The new record date is now August 14, 2006. These two changes are reflected throughout the document.

     2. Due to the change in the record date, the shares outstanding number has been changed to reflect the currently outstanding shares of common stock. This change is reflected throughout the document, including "Introduction to Proposal Nos. 3-6" and the "Directors and Officers" table.

     3.   Paragraphs relating to shareholder approval votes have been modified to be consistent with the Idaho Business Corporation Act, as amended, effective September 1, 2004. The Preliminary Proxy Statement filing-stated that a proposal is approved by affirmative vote of a majority of the votes represented at the Annual Meeting, with broker non-votes therefore having the effect of a negative note. However, Idaho Code Section 30-1-725 now provides that, except as otherwise provided in the Company's Articles of Incorporation, action on any matter is approved if the votes cast in favor exceed those cast in opposition, if a quorum is present at the meeting.  Under Idaho's statutory voting provisions, broker
          non-votes have no effect on the outcome.   The voting provision in
          Company's Bylaws, based on the precursor of the current Idaho Business Corporation Act, has been determined to be inconsistent with current law and is therefore being amended. The amended Bylaws will be reported and filed with Form 8-K on or before Tuesday, August 22, 2006.

     4. On redline page 6, Mr. Cecil Andrus' age was changed from 77 to 74.

     5. On the redline page 10, the last paragraph was amended to include stock option issuances to all Board Members, while paragraph 2 on redline page 11 was amended to include stock option issuances to three Board Members, excluding the CEO, Anthony A. Maher, as stated in the Consent Minutes.

     6. On redline page 15, line 48 was amended to correct a typographical error. $1,20 was amended to $1.20.

     7. On redline page 15, paragraph 2 under Proposal No. 2 was amended to correct a typographical error. The word "accompany's" was amended to the correct spelling as "accompanies."

     8. On redline page 16, the "Audit Fees" table was amended to conform with those fees presented in our audited 10-KSB.

     9. Various other typographical and grammatical changes were made throughout the document.

     In addition, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing. We also understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, we acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We have filed our Revised Preliminary Proxy Statement with the SEC along with a copy of this comment letter.

                                   Sincerely,


                                   /s/Anthony A. Maher
                                   Anthony A. Maher
                                   Chairman, CEO, President

cc:  Leonard Burningham
     Richard A. Riley
     Cheryl Grant
     Charles D. Roe
     Franklin Hunt
     Shannon M. Wilson